UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

BIOVIE INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09074F 207

(CUSIP Number)

Terren S. Peizer

Acuitas Group Holdings, LLC

200 Dorado Beach Drive #3831

Dorado, Puerto Rico 00646

  310-444-4321

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 7, 2023**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Explanatory Note: The purpose of this Amendment No. 9 to Schedule 13D is to correct the information with respect to the Reporting Persons’ beneficial ownership of the Common Stock that was erroneously reported in Amendment No. 8 to Schedule 13D, filed by the Reporting Persons with the SEC on March 7, 2023.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09074F 207	Page 2

(1)	NAMES OF REPORTING PERSONS Acuitas Group Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 30,435,738+
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 30,435,738+

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,435,738+
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.91%*
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

+	Represents the sum of (i) 23,163,010 shares of the Issuer’s Class A common stock (“Common Stock”) held directly by Acuitas and (ii) 7,272,728 shares of Common Stock underlying the Warrant previously issued to Acuitas on August 15, 2022.

*	Based on 42,325,296 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 34,987,568 shares of Common Stock outstanding as of February 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on February 10, 2023 (the “Form 10-Q”), (ii) 7,272,728 shares of Common Stock that may be issued to Acuitas upon exercise of the Warrant, and (iii) an aggregate of 65,000 shares of Common Stock underlying options previously granted to Mr. Peizer on November 23, 2022, which options automatically became fully vested and exercisable as of March 2, 2023 pursuant to their terms upon Mr. Peizer’s resignation as Chairman of the Board of Directors of the Company.

SCHEDULE 13D

CUSIP No. 09074F 207	Page 3

(1)	NAMES OF REPORTING PERSONS Terren S. Peizer
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 30,503,938++
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 30,503,938++
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,503,938++
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.07%*
(14)	TYPE OF REPORTING PERSON (See Instructions) HC; IN

++

Represents the sum of (i) 23,163,010 shares of Common Stock held directly by Acuitas, (ii) 3,200 shares of Common Stock held directly by Mr. Peizer, (iii) 7,272,728 shares of Common Stock underlying the Warrant previously issued to Acuitas on August 15, 2022, and (iv) an aggregate of 65,000 shares of Common Stock underlying options previously granted to Mr. Peizer on November 23, 2022, which options automatically became fully vested and exercisable as of March 2, 2023 pursuant to their terms upon Mr. Peizer’s resignation as Chairman of the Board of Directors of the Company.

*	Based on 42,325,296 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 34,987,568 shares of Common Stock outstanding as of February 1, 2023, as reported in the Form 10-Q, (ii) 7,272,728 shares of Common Stock that may be issued to Acuitas upon exercise of the Warrant, and (iii) an aggregate of 65,000 shares of Common Stock underlying options previously granted to Mr. Peizer on November 23, 2022, which options automatically became fully vested and exercisable as of March 2, 2023.

Amendment No. 9 to SCHEDULE 13D

Explanatory Note: The purpose of this Amendment No. 9 to Schedule 13D is to correct the information with respect to the Reporting Persons’ beneficial ownership of the Common Stock that was erroneously reported in Amendment No. 8 to Schedule 13D, filed by the Reporting Persons with the SEC on March 7, 2023.

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer” and, together with Acuitas, the “Reporting Persons”) on July 3, 2018, as amended by Amendment No. 1 filed on September 25, 2019, Amendment No. 2 filed on September 23, 2020, Amendment No. 3 filed on April 27, 2021, Amendment No. 4 filed on May 10, 2021, Amendment No. 5 filed on June 11, 2021, Amendment No. 6 filed on July 15, 2022, Amendment No. 7 to Schedule 13D filed on August 16, 2022, and Amendment No. 8 to Schedule 13D filed on March 7, 2023 (as so amended, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to the Class A common stock, par value $0.0001 per share (“Common Stock”), of BioVie Inc., a Nevada corporation (the “Company” or “Issuer”). Except as specifically amended by this Amendment, items in the Original Statement are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Statement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

“(a) and (b)

All percentages of shares of Common Stock outstanding contained herein are based on 42,325,296 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 34,987,568 shares of Common Stock outstanding as of February 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on February 10, 2023, (ii) 7,272,728 shares of Common Stock that may be issued upon the exercise of the Warrant previously issued to Acuitas on August 15, 2022, as previously described in Item 4 of this Statement, and (iii) an aggregate of 65,000 shares of Common Stock issuable upon the exercise of options previously granted to Mr. Peizer on November 23, 2022, which options automatically became fully vested and exercisable as of March 2, 2023 pursuant to their terms upon Mr. Peizer’s resignation as Chairman of the Board of Directors of the Company.

As of March 8, 2023, Acuitas may be deemed to have beneficial ownership of 30,435,738 shares of Common Stock, representing the sum of (i) 23,163,010 shares of Common Stock held directly by Acuitas and (ii) 7,272,728 shares of Common Stock that may be issued to Acuitas upon the exercise of the Warrant. The shares of Common Stock beneficially owned by Acuitas as of the date hereof represents approximately 71.91% of the total outstanding shares. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all 30,435,738 shares with Mr. Peizer.

As of March 8, 2023, Mr. Peizer may be deemed to have beneficial ownership of 30,503,938 shares of Common Stock, representing the sum of (i) 23,163,010 shares of Common Stock held directly by Acuitas, (ii) 3,200 shares of Common Stock held directly by Mr. Peizer, (iii) 7,272,728 shares of Common Stock that may be issued to Acuitas upon the exercise of the Warrant, and (iv) an aggregate of 65,000 shares of Common Stock underlying options previously granted to Mr. Peizer on November 23, 2022, which options automatically became fully vested and exercisable as of March 2, 2023 pursuant to their terms upon Mr. Peizer’s resignation as Chairman of the Board of Directors of the Company. The shares of Common Stock beneficially owned by Mr. Peizer as of the date hereof represents approximately 72.07% of the total outstanding shares. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 30,503,938 shares.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2023

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer